

July 11, 2011

Via E-Mail
Charles B. Stanley
QEP Resources, Inc.
President and Chief Executive Officer
1050 17th Street, Suite 500
Denver, Colorado 80265

> **Re:    QEP Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 1-34778**

Dear Mr. Stanley:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1.    We note your disclosure at page 8 that QEP Marketing Company "markets equity" and your disclosure at page 31 that one of your strategies is to "market equity production to maximize value."  Please expand your disclosure to explain what it means to "market equity."

2.    In light of recent public concern over the contamination of drinking water allegedly caused by hydraulic fracturing, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that a connection is established between such contamination and your operations.  For example, and without limitation, please address the following:

- Describe the state permitting requirements to which you are subject.

- Describe your insurance coverage. Disclose the applicable deductibles and policy limits.

Properties, page 21

Exploration and Production, page 21

General

3.    Please provide your analysis as to how you have complied with the disclosure requirements of Item 1206 of Regulation S-K.

4.    Please provide your analysis as to how you have complied with the disclosure requirements of Item 1207 of Regulation S-K.

Reserves—QEP Energy, page 21

5.    Please provide the information required by Item 1202(a)(7) regarding your technical person, including the person who received the report from Ryder Scott Company, L.P.

6.    We note that you have provided information regarding proved undeveloped reserves. Please provide the information required by Item 1203(b) – (d) of Regulation S-K, or tell us why it is not applicable.

Production, page 22

7.    Item 1204 of Regulation S-K requires that you disclose production, production prices and production costs for each field that contains 15% or more of your total proved reserves. Please provide this information by field, or tell us why it is not applicable.  In addition, please clarify whether "average net realized price, net to well" and "lifting costs" represent average sales price and average production costs, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

8.    We believe the "Overview" section could be expanded to offer investors an introductory understanding of, to the extent known, the challenges and risks of which management is aware and to discuss any actions being taken to address the same, rather than just to offer a brief historical synopsis of your operating results.  These challenges and risks could be related to how you earn revenue and income and generate cash. For example, and without limitation, you may discuss any limitations on future growth and how current volatility in

natural gas and oil prices impacts your day-to-day operations.  For a more detailed discussion of what is expected in both this subheading and the Management Discussion and Analysis section in general, please refer to *Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*, SEC Release No. 33-8350 at *http://www.sec.gov/rules/interp/33-8350.htm*.

9.  Similarly, please expand your discussion to address your prospects for the future.  In this regard, address those key variables and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business, and any known trends or uncertainties that are reasonably expected to have a material impact on sales, revenue or income from continuing operations, and liquidity and capital resources. For example, and without limitation, you may discuss your outlook with respect to finding economically recoverable reserves or whether you expect there to be any change in your primary sources of revenue in respect of each of your operating subsidiaries.  See *Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*, SEC Release No. 33-8350 at *http://www.sec.gov/rules/interp/33-8350.htm* and Item 303 of Regulation S-K.

Results of Operations, page 31

10.  Where two or more factors contribute to material changes over the reported periods, please revise to quantify the amount of the changes contributed by each of the factors or events that you identify.  For example, and without limitation, you state at page 32 that the 51% increase in QEP Energy's net income was due to unrealized mark-to-market gains on natural gas basis-only swaps, higher production and higher net realized crude oil and natural gas liquid prices.  Please quantify the amount attributable to each such driver.

11.  We note your results of operations discussion is primarily limited to the year ended December 31, 2010 versus 2009.  Please revise to provide a discussion of the year ended December 31, 2009 versus 2008, or tell us why such discussion has not been provided. See the Instructions to Item 303(a)(1) of Regulation S-K for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.  Please contact Sirimal Mukerjee at (202) 551-3340 or Alexandra Ledbetter at (202) 551-3317 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director